WADDELL & REED, INC. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2018

(In thousands)

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total stockholder's equity	Redeemable non-controlling interests
	Shares	Amount					
Balance at December 31, 2017	1,000	$ 1	247,237	95,076	379	342,693	2,626
Adoption of reclassification of tax effects from accumulated other comprehensive income guidance (ASU 2018-02) on January 1, 2018	—	—	—	(107)	107	—	—
Net income	—	—	—	28,101	—	28,101	(9)
Net redemption of redeemable noncontrolling interests in sponsored funds	—	—	—		—	—	(2,515)
Dividends / return of capital to parent – cash	—	—	(11,633)	(110,367)	—	(122,000)	—
W&R Capital Management Group, Inc & Waddell & Reed Investment Management Company mergers	—	—	(42,153)	(3,744)	173	(45,724)	—
Other comprehensive income	—	—	—	—	642	642	—
Balance at December 31, 2018	1,000	$ 1	193,451	8,959	1,301	203,712	102

See accompanying notes to consolidated financial statements.